                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, D.C. 20549-1004
                              ________________

                                  FORM 11-K

(Mark One)

[X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
      OF 1934

                 For the fiscal year ended December 31, 1997

                                     OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

              For the transition period from        to

                        Commission file number 1-3950


A.    Full title of the plan and the address of the plan:
                           Associates Savings and
                             Profit-Sharing Plan
               250 Carpenter Freeway, Irving, Texas 75062-2729


B. Name of issuer of the securities held pursuant to the plan and address of its principal executive office:
                             Ford Motor Company
              The American Road, Dearborn, Michigan 48121-1899

                    Associates First Capital Corporation
            250 East Carpenter Freeway, Irving, Texas 75062-2729

                            Required Information

                                                                    Page(s)

  Report of Independent Accountants

  Financial Statements and Schedules

    Statement of Net Assets Available for Benefits
     December 31, 1997 and 1996

    Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 1997

    Notes to Financial Statements

    Item 27a - Schedule of Assets Held for Investment Purposes as of December 31, 1997

    Item 27d - Schedule of Reportable Transactions for the year ended December 31, 1997

  Exhibits

    Exhibit 23 - Consent of Coopers & Lybrand L.L.P., filed
                  with this Report.

                                  Signature

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Qualified Plan Committee has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               ASSOCIATES SAVINGS AND PROFIT-SHARING PLAN




June 29, 1998                  By  /s/ John W. Lee
                                 Qualified Plan Committee Member

    The financial statements and schedules for the Associates Savings and Profit-Sharing Plan, included in this Annual Report on Form 11-K, have been prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

               Report of Independent Accountants



To the Board of Directors
 of Associates First Capital Corporation:


We have audited the accompanying financial statements of net assets available for benefits of the Associates Savings and Profit-Sharing Plan as of December 31, 1997 and 1996 and the related statement of changes in net assets available for benefits for the year ended December 31, 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1997 and 1996, and the changes in net assets available for benefits for the year ended December 31, 1997 in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 1997, and reportable transactions for the year ended December 31, 1997 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended.
The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                   /s/ Coopers & Lybrand L.L.P.



Dallas, Texas
June 26, 1998

            ASSOCIATES SAVINGS AND PROFIT-SHARING PLAN
          STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                  as of December 31, 1997 and 1996

                                                1997             1996

                               ASSETS

Investments - NOTE 3
  Money market mutual fund (at fair
   market value)                            $ 76,393,238     $ 69,191,976

  Mutual funds (at fair market value)        227,186,919      164,923,863

  Common stock (at fair market value)         37,430,185       18,241,707

  Loans to participants                       23,353,464       20,278,690
                                            ------------      -----------
                                             364,363,806      272,636,236

Employer contributions receivable             19,674,080       15,771,396
                                            ------------     ------------
    Net assets available for benefits       $384,037,886     $288,407,632
                                            ============     ============




                  The accompanying notes are an integral
                    part of the financial statements.

            ASSOCIATES SAVINGS AND PROFIT-SHARING PLAN
     STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                for the year ended December 31, 1997

                                                        1997
Additions
  Contributions:
    Employer                                          27,127,564
    Participants                                      33,240,405
  Dividend and interest income                        22,151,141
  Net appreciation in fair value of
   investments                                        37,294,904
  Other                                                   (1,827)
    Total additions                                  119,812,187

Deductions
  Benefits paid to participants                       24,181,933

    Increase in assets available for
     benefits                                         95,630,254

Net assets available for benefits:
  Beginning of year                                  288,407,632

  End of year                                       $384,037,886



                  The accompanying notes are an integral
                     part of the financial statements.

                 ASSOCIATES SAVINGS AND PROFIT-SHARING PLAN
                            NOTES TO FINANCIAL STATEMENTS


NOTE 1 - DESCRIPTION OF THE PLAN

   General
   -------
The Associates Savings and Profit-Sharing Plan (the "Plan") is a defined contribution plan intended to provide assistance in accumulating personal savings for retirement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), applicable to defined contribution pension plans. The Plan is designed to be qualified under Sections 401(a) and 401(k) of the Internal Revenue Code of 1986, as amended. The Plan received a favorable determination letter dated February 23, 1996 from the Internal Revenue Service, approving the Plan as a qualified plan with a related tax-exempt trust. A detailed description of the Plan is contained in the Plan document.

Certain qualified plans have been merged into the Plan from time to time pursuant to transactions in which other entities have been acquired by Associates First Capital Corporation ("First Capital") or its subsidiaries.

The Plan is administered by a committee (the "Committee") appointed by the board of directors of First Capital. First Capital is a majority indirect-owned subsidiary of Ford Motor Company ("Ford"). Plan participants may invest, through the Plan, in Ford and First Capital common stock. As described in NOTE 4, on April 7, 1998, Ford completed a spin-off of its interest in First Capital through a tax-free distribution of Ford's First Capital shares to Ford common and class B stockholders. Effective with the distribution, First Capital became a fully independent company.

Fidelity Management Trust Company (the "Trustee") holds the Plan's assets in trust. Participants direct the investments for their accounts. First Capital may, but is not required to, pay all Trustee fees and the majority of administrative expenses. During 1997, all Trustee fees and the majority of administrative expenses were paid by First Capital.

   Eligibility and Contributions
   -----------------------------
Full-time employees of First Capital over the age of 25 become participants in the Plan on their date of employment. Full-time employees under the age of 25 become participants in the Plan as of the earlier of completion of one year of service or attainment of age 25. Part-time employees become participants in the plan after completing 1,000 hours of service during their first 12-consecutive-month period of employment or during any calendar year. Participants may elect to contribute a portion of their annual compensation on a pre-tax or post-tax basis (or a combination of both) up to a maximum of 12% of their covered compensation (subject to limitations for highly compensated employees). First Capital matches participants' contributions up to 6% of their covered compensation at the rate of 50%. In addition, First Capital may make profit-sharing contributions to the Plan as the board of directors of First Capital determines. For the years ended December 31, 1997 and 1996, discretionary profit-sharing contributions were $19,674,080 and $15,771,396, respectively.

    Forfeitures
    -----------
Forfeitures, which occur when a participant who is not fully vested terminates employment, are used to (1) restore amounts previously forfeited by participants but required to be reinstated upon resumption of employment, subject to certain limitations and conditions, (2) pay First Capital's matching contributions and discretionary profit-sharing contributions, and (3) pay Plan expenses not paid by First Capital. Total forfeitures for 1997 and 1996 were $4,153,373 and $3,014,043, respectively.

   Investment Participation
   ------------------------
Participant contributions are invested in accordance with the participant's election in one or more of several investment programs.

The investment program options are the same for all contributions made to the Plan. Participants may change the composition of their share of net assets and their allocation percentage in each program at any time during the calendar year. The estimated number of participants with a share of net assets at December 31, 1997 and 1996 by investment program is as follows:

                                                       December 31
                                                    1997        1996
                                                    ----        ----
   Fidelity Retirement Money Market Portfolio      12,090      10,961
   Fidelity Intermediate Bond Fund                  2,666       1,712
   Fidelity Growth and Income Portfolio             1,708       1,297
   Fidelity Puritan Fund                            4,114       4,023
   Fidelity U.S. Equity Index Portfolio             1,676         745
   Fidelity Blue Chip Growth Fund                   2,291       1,113
   Fidelity Emerging Growth Fund                    2,045       1,318
   Fidelity Magellan Fund                           5,908       5,347
   Fidelity Asset Manager Fund                      1,688       1,766
   Templeton Foreign Fund                           1,264         593
   Ford Stock Fund                                  1,806       1,587
   Associates Stock Fund                            2,891       1,417

At December 31, 1997, 17,712 participants held assets in the Plan.

Earnings for each investment program are allocated based on participants' daily balances within that investment program.
   Investment Programs
   -------------------
Fidelity Retirement Money Market Portfolio - Retirement Money Market Portfolio is a money market fund. It seeks as high a level of current income as is consistent with the preservation of principal and liquidity. It invests in high-quality, short-term money market securities of U.S. and foreign issuers. While the Portfolio seeks to maintain a $1.00 share price, there is no assurance that it will be able to do so. An investment in the Portfolio is not insured or guaranteed by the U.S. government. The Portfolio's yield may fluctuate. Retirement Money Market Portfolio is a relatively conservative, low-risk investment.

Fidelity Intermediate Bond Fund - Intermediate Bond Fund is an income fund. It seeks a high level of current income by investing primarily in investment-grade fixed income obligations rated Baa or better by Moody's or BBB or better by Standard & Poor's, including corporate bonds, mortgage securities, bank obligations and U.S. government and agency securities.
The Fund's dollar-weighted average maturity ranges between three and ten years. The Fund's share price and return may fluctuate.

Fidelity Growth and Income Portfolio - Growth and Income Portfolio is a growth and income fund. The goal of this Fund is to provide high total return from a combination of current income and capital growth. This Fund invests primarily in U.S. and foreign stocks, focusing on those that pay current dividends and show potential earnings growth. This Fund may also invest in bonds.

Fidelity Puritan Fund - Puritan Fund is a growth and income fund. It seeks to maximize income, consistent with preservation of capital, by investing in a broadly diversified portfolio of domestic and foreign common stocks, preferred stocks and bonds, including lower-quality, high-yield debt securities. Dividend amounts will vary. The Fund's share price and return may fluctuate.

Fidelity U.S. Equity Index Portfolio - U.S. Equity Index Portfolio is a growth and income fund. The goal of this Fund is to duplicate the composition and total return of the Standard & Poor's Composite Index of 500 Stocks. This Fund invests primarily in the 500 companies that compose the S&P 500.

Fidelity Blue Chip Growth Fund - Blue Chip Growth is a growth fund. The goal of this Fund is to increase the value of investments over the long term through capital growth. This Fund invests primarily in common stocks of well-known and established companies that are generally considered industry leaders. This Fund may also invest in companies the Fund's manager believes are positioned to become "blue chips" of the future.

Fidelity Emerging Growth Fund - Emerging Growth is a growth fund. The goal of this Fund is to increase the value of investments over the long term through capital growth. This Fund invests primarily in stocks of small and medium-sized developing companies that the Fund's manager believes have the potential to grow rapidly in earnings or revenues. Such stocks may be subject to abrupt or erratic price changes. A redemption fee of .75% is charged if a shareholder sells his/her shares within 90 days after purchase.

Fidelity Magellan Fund - Magellan Fund is a growth fund. It seeks long-term capital appreciation by investing in the stocks of both well-known and lesser-known companies with above-average growth potential and a correspondingly higher level of risk. Securities may be of foreign, domestic and multinational companies. The Fund's share price and return may fluctuate.

Fidelity Asset Manager Fund - Asset Manager Fund is an asset allocation fund. It seeks high total return with reduced risk over the long term by allocating its assets among domestic and foreign equities (including emerging markets which involve greater risks), bonds and short-term instruments. In order to achieve its investment objective, the Fund may gradually shift its assets among and across these groups, within defined ranges, based on the current outlook of the various markets. Dividend amounts may vary. The Fund will allocate its assets within the following investment parameters: 10-60% in stocks, 20-60% in bonds and 0-70% in short-term instruments. Over the long term, the Fund's allocation will generally fluctuate around a neutral mix of 40% stocks, 40% bonds and 20% short-term instruments. The Fund's share price and return may fluctuate.

Templeton Foreign Fund - Templeton Foreign is an international growth fund. The goal of this Fund is to increase the value of investments over the long term through capital growth. This Fund invests primarily in common stocks, and it may purchase securities in any foreign country, developed or developing. Foreign investments involve greater risks and may offer greater potential returns than U.S. investments. Share price and return will vary. These risks include political and economic uncertainties of foreign countries, as well as the risk of currency fluctuations.

Ford Stock Fund - The Ford Stock Fund invests primarily in Ford common stock with a small percentage of the Fund held in money market investments for liquidity purposes. The value of the Ford Stock Fund is affected by general economic conditions as well as factors specifically related to Ford. Because the Fund invests primarily in Ford common stock, it does not offer the diversification or portfolio management that mutual funds provide and, as a result, its value may fluctuate more than mutual funds.

Associates Stock Fund - The Associates Stock Fund invests primarily in shares of First Capital's Class A common stock, $.01 par value, with a small percentage of the Fund held in short-term investments for liquidity purposes. The value of the Associates Stock Fund is affected by general economic conditions as well as factors specifically related to First Capital. Because the Fund invests primarily in the First Capital's Class A common stock, it does not offer the diversification or portfolio management that mutual funds provide and, as a result, its value may fluctuate more than mutual funds.

   Vesting
   -------
Participants are fully vested at all times in their before-tax and post-tax elective contributions and in earnings on those contributions. Balances transferred from certain predecessor plans and rollovers from other qualified plans are typically also fully vested. Participants become vested in First Capital's matching contributions made on their behalf, and in earnings thereon, at a rate of 20% for each year of service. Participants become 100% vested in First Capital's discretionary profit sharing contributions after five years of service. However, certain participants with a last hire date prior to January 1, 1992, may vest in First Capital's discretionary profit-sharing contributions at a rate of 20% for each year of service. Additionally, participants become 100% vested in First Capital's matching and discretionary profit-sharing contributions made on their behalf, and in earnings thereon, when they meet the Plan's retirement requirements, become disabled and eligible for long-term disability benefits, die, or cease participation due to termination of the Plan.

   Benefits
   --------
A participant's total account balance is paid to the participant in accordance with the terms of the Plan in either installments or a lump sum upon retirement or disability or in a lump sum upon termination of employment. If the participant's vested balance is greater than $3,500 ($5,000 after December 31, 1997), the participant may elect to defer the distribution until the age of 65. Upon a participant's death while actively employed, the total account balance is paid to the participant's beneficiary in a lump sum. In lieu of receiving lump-sum payments, participants may directly rollover their vested account balances to other qualified plans or individual retirement accounts.

   Rollovers
   ---------
Participants receiving a lump sum distribution from another qualified plan may, within the time provided under the Internal Revenue Code, make a rollover contribution to the Plan if approved by the Committee. In addition, if the Committee approves, the Plan may accept a direct rollover of an eligible rollover distribution from another qualified retirement plan. Rollover contributions do not qualify for matching contributions by First Capital.

   Withdrawals
   -----------
Pursuant to Plan provisions, participants may make withdrawals from their accounts prior to termination of employment, retirement, disability or death. Withdrawals are limited to the following: amounts are taken first from post-tax contributions and a pro rata portion of the earnings attributable to post-tax contributions and finally, if the participant is at least age 59 1/2, from pre-tax contributions and earnings.

Participants may make a withdrawal from pre-tax contributions (but not from the related earnings) prior to age 59 1/2 in the event of financial hardship (i.e., excess medical expenses, tuition payments, purchase of a primary residence, or imminent eviction or foreclosure). Proof of the financial hardship must be submitted to the Committee or its designee for approval.

   Loans to Participants
   ---------------------
The Committee or its designee may authorize a loan or loans from the Plan to participants. Participant loans are limited to 50% of a participant's vested interest up to the maximum specified by a plan formula; however, the minimum loan request is $500. At December 31, 1997 and 1996, the Plan had loans receivable from participants amounting to $23,353,464 and $20,278,690, respectively. These loans bear interest at prime plus 1%, payable in semi-monthly or weekly installments up to 60 months (except for loans used to purchase primary residences), and are collateralized by the participants' vested interest in the Plan. Loans for primary residence mortgages may be paid back over 25 years. Repayment of loan amounts, including interest, are payroll deducted and allocated to participant accounts consistent with investment elections.

   Participant Accounts
   --------------------
Each participant's account is credited with the participant's contributions and allocations of First Capital's matching and profit sharing contributions, as applicable, and Plan earnings. Plan administrative expenses are paid primarily by First Capital. Allocations are based on the participant's compensation, as defined in the Plan, or account balances, as applicable. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

   Asset Values and Number of Shares
   ---------------------------------
The number of shares and the asset value per share by investment within the investment program of the Plan at December 31, 1997 and 1996 are as follows (shares in thousands):

                                                December 31
                                         1997                  1996
                                 Number of  Value Per  Number of  Value Per
                                   Shares     Share      Shares     Share
                                 ---------  ---------  --------    --------
   Fidelity Retirement Money
    Market Portfolio              76,393     $ 1.00     69,192     $ 1.00
   Fidelity Intermediate Bond
    Fund                           1,306      10.17      1,250      10.08
   Fidelity Growth and Income
    Portfolio                        575      38.10        325      30.73
   Fidelity Puritan Fund           2,550      19.38      2,411      17.24
   Fidelity U.S. Equity Index
    Portfolio                        404      34.98        242      26.95
   Fidelity Blue Chip Growth Fund    331      39.46        184      32.69
   Fidelity Emerging Growth Fund     530      23.75        312      25.19
   Fidelity Magellan Fund            850      95.27        793      80.65
   Fidelity Asset Manager Fund       847      18.35        804      16.47
   Templeton Foreign Fund            611       9.95        312      10.36
   Ford Stock Fund                   267      48.69        280      31.88
   Associates Stock Fund             339      71.13        202      44.13

   Plan Termination
   ----------------
Although it has not expressed any intention to do so, First Capital has the right to terminate the Plan. Upon termination, First Capital and the Committee will direct the Trustee to distribute the assets of the Plan to participants in accordance with the terms of the Plan. In the event of termination of the Plan, all participants will become fully vested in their accounts.

 NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   Basis of Accounting
   -------------------
The financial statements of the Plan are prepared under the accrual method of accounting.

   Investments
   -----------
Investments in common stock are accounted for as of the trade date and are valued at quoted market prices. Investments in mutual funds are valued at fair value as determined by each fund manager based on the fair value of the underlying fund securities.

Loans to participants are carried at the original loan principal balance less principal repayments.

Dividend and interest income are recognized as earned.

The Plan presents, in the statement of changes in net assets available for benefits, the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

   Contributions
   -------------
Contributions to the Plan from employees and matching contributions from First Capital and participating subsidiaries are recorded in the period that payroll deductions are made from Plan participants' earnings. Discretionary profit-sharing contributions to the Plan from First Capital and participating subsidiaries are recorded for the Plan year with respect to which such profit-sharing contributions are made.

   Use of Estimates
   ----------------
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.
NOTE 3 - FINANCIAL INFORMATION BY FUND

                                       P/F           M/F           IB/F
                                       (a)           (b)           (c)
Net Assets available
   for benefits at
   December 31, 1996             $  43,091,869 $  66,691,213 $  13,039,960

Contributions
   Employer                          2,811,094     5,141,276       799,868

   Participants                      3,367,804     6,052,549       972,175

Dividend and Interest Income         4,244,626     5,609,260       892,008

Net appreciation/(depreciation)
  in fair value of investments       5,241,735    11,572,480       113,838

Benefits paid to participants       (3,026,753)   (4,963,545)     (816,392)

Other (Admin Fee)                       -             -             -

Transfer among
  investment programs               (4,130,022)   (4,759,228)   (1,031,759)

Loans made, net of
  principal payments                  (645,125)   (1,383,413)     (218,409)

Increase in assets available
  for benefits                       7,863,359    17,269,379       711,329

Net assets available for
  benefits at December 31, 1997  $  50,955,228 $  83,960,592 $  13,751,289

Investments at fair market value
  Money market mutual fund       $      -      $      -      $      -
  Mutual funds                      49,418,619    81,055,375    13,285,572
  Common stock                          -             -             -
  Loans to participants                 -             -             -

Employer contributions
  receivable                         1,536,609     2,905,217       465,717

Net assets available for
  benefits at December 31, 1997  $  50,955,228 $  83,960,592 $  13,751,289

      (a) Fidelity Puritan Fund
      (b) Fidelity Magellan Fund
      (c) Fidelity Intermediate Bond Fund

                                      RMM/P          FS/F          AM/F          T/F
                                       (d)           (e)           (f )          (g)
Net Assets available
   for benefits at
   December 31, 1996             $  76,374,430 $   9,476,291 $  13,823,115 $   3,455,885

Contributions
   Employer                          8,469,225       353,549     1,050,024       579,506

   Participants                      9,949,221       995,321     1,306,803       801,422

Dividend and Interest Income         4,480,186        55,878     1,441,306       679,804

Net appreciation/(depreciation)
  in fair value of investments          -          4,156,015     1,533,932      (354,562)

NOTE 3 - FINANCIAL INFORMATION BY FUND (continued)

Benefits paid to participants       (8,546,608)     (756,874)   (1,014,151)     (299,603)

Other (Admin Fee)                       -             -             -             -

Transfer among
  investment programs               (3,556,403)   (1,062,405)   (1,839,689)    1,559,406

Loans made, net of
  principal payments                (1,737,479)     (155,964)     (180,581)      (24,328)

Increase in assets available
  for benefits                       9,058,142     3,585,520     2,297,644     2,941,645

Net assets available for
  benefits at December 31, 1997  $  85,432,572 $  13,061,811 $  16,120,759 $   6,397,530

Investments at fair market value
  Money market mutual fund       $  76,393,238 $      -      $      -      $      -
  Mutual funds                          -             -         15,546,089     6,083,147
  Common stock                          -         13,061,811        -             -
  Loans to participants                 -             -             -             -

Employer contributions
  receivable                         9,039,334        -            574,670       314,383

Net assets available for
  benefits at December 31, 1997  $  85,432,572 $  13,061,811 $  16,120,759 $   6,397,530

      (d) Fidelity Retirement Money Market Portfolio
      (e) Ford Stock Fund
      (f ) Fidelity Asset Manager Fund
      (g) Templeton Foreign Fund

                                      AFS/F          GI/F          BC/F          EG/F
                                       (h)           (i )          (j )          (k)
Net Assets available
   for benefits at
   December 31, 1996             $   9,877,257 $  10,601,766 $   6,450,549 $   8,390,428

Contributions
   Employer                          2,281,284     1,912,447     1,375,492     1,257,161

   Participants                      2,454,101     2,211,980     1,873,601     1,844,020

Dividend and Interest Income           131,136     1,033,814       670,421     2,558,947

Net appreciation/(depreciation)
  in fair value of investments       8,260,919     3,324,485     1,622,292      (809,835)

Benefits paid to participants         (637,766)     (717,625)     (548,360)     (526,948)

Other (Admin Fee)                       -             -             -             (1,827)

Transfer among
  investment programs                3,742,653     4,883,192     2,544,114       701,246

Loans made, net of
  principal payments                  (253,349)     (151,510)      (70,885)     (110,028)

Increase in assets available
  for benefits                      15,978,978    12,496,783     7,466,675     4,912,736

Net assets available for
  benefits at December 31, 1997  $  25,856,235 $  23,098,549 $  13,917,224 $  13,303,164


NOTE 3 - FINANCIAL INFORMATION BY FUND (continued)

Investments at fair market value
  Money market mutual fund       $      -      $      -      $      -      $      -
  Mutual funds                          -         21,933,658    13,092,867    12,607,172
  Common stock                      24,368,374        -             -             -
  Loans to participants                 -             -             -             -

Employer contributions
  receivable                         1,487,861     1,164,891       824,357       695,992

Net assets available for
  benefits at December 31, 1997  $  25,856,235 $  23,098,549 $  13,917,224 $  13,303,164

      (h) Associates Stock Fund
      (i ) Fidelity Growth & Income Portfolio
      (j ) Fidelity Blue Chip Growth Fund
      (k) Fidelity Emerging Growth Fund

                                      USE/F           PL
                                      (l )           (m)          Total
Net Assets available
   for benefits at
   December 31, 1996             $   6,856,179 $  20,278,690 $ 288,407,632

Contributions
   Employer                          1,096,638                  27,127,564

   Participants                      1,411,408        -         33,240,405

Dividend and Interest Income           353,755        -         22,151,141

Net appreciation/(depreciation)
  in fair value of investments       2,633,605        -         37,294,904

Benefits paid to participants         (407,820)   (1,919,488)  (24,181,933)

Other (Admin Fee)                       -             -             (1,827)

Transfer among
  investment programs                2,946,007         2,888        -

Loans made, net of
  principal payments                   (60,303)    4,991,374        -

Increase in assets available
  for benefits                       7,973,290     3,074,774    95,630,254

Net assets available for
  benefits at December 31, 1997  $  14,829,469 $  23,353,464 $ 384,037,886

Investments at fair market value
  Money market mutual fund       $      -      $      -      $  76,393,238
  Mutual funds                      14,164,420        -        227,186,919
  Common stock                          -             -         37,430,185
  Loans to participants                 -         23,353,464    23,353,464

Employer contributions
  receivable                           665,049        -         19,674,080

Net assets available for
  benefits at December 31, 1997  $  14,829,469 $  23,353,464 $ 384,037,886

      (l) Fidelity U. S. Equity Index Portfolio
      (m) Participant Loans

NOTE 4 - SUBSEQUENT EVENT

On April 7, 1998, Ford completed a spin-off of its 80.7% interest in First Capital through a tax-free distribution in the form of a dividend of First Capital shares to Ford common and class B stockholders. The spin-off dividend was payable to stockholders of record on March 12, 1998.
Effective with the distribution, First Capital became a fully independent company.

Participants with assets in the Ford Stock Fund under the Plan at the close of business on March 12, 1998, received an allocation of units of the Associates Stock Fund under the Plan following the spin-off distribution on April 7, 1998. Each participant's allocation was based on the participant's proportionate investment in the Ford Stock Fund at the close of business on March 12, 1998.

As a result of the spin-off distribution, a total of 89,126 shares of First Capital's Class A common stock were received by the Trustee on behalf of Plan participants and allocated to the Associates Stock Fund.

The Ford Stock Fund was frozen to new contributions or investments effective February 17, 1998, and will be liquidated on December 31, 1999. Any participant investments remaining in the Ford Stock Fund on December 31, 1999, will be moved automatically to the Fidelity Retirement Money Market Portfolio.

          ASSOCIATES SAVINGS AND PROFIT-SHARING PLAN
  ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                   AS OF DECEMBER 31, 1997
                        (In Thousands)

      Identity of            Description     Maturity   Rate of                 Fair Market
        Issuer              of Investment      Date     Interest       Cost        Value
      ----------            -------------    --------   --------       ----     -----------
 Fidelity Puritan
  Fund*                      Mutual Fund       N/A        N/A        $ 42,723     $ 49,419

 Fidelity Magellan
  Fund*                      Mutual Fund       N/A        N/A          67,000       81,055

 Fidelity Intermediate
  Bond Fund*                 Mutual Fund       N/A        N/A          13,303       13,286

 Fidelity Retirement         Money Market
  Money Market Portfolio*     Mutual Fund      N/A       Various       76,393       76,393

 Ford Stock Fund*            Common Stock      N/A        N/A          12,260       13,062

 Fidelity Asset Manager
  Fund*                      Mutual Fund       N/A        N/A          13,655       15,546

 Templeton Foreign Fund*     Mutual Fund       N/A        N/A           6,436        6,083

 Associates Stock Fund*      Common Stock      N/A        N/A          14,791       24,369

 Fidelity Growth & Income
  Portfolio*                 Mutual Fund       N/A        N/A          18,592       21,934

 Fidelity Blue Chip Growth
  Fund*                      Mutual Fund       N/A        N/A          11,526       13,093

 Fidelity Emerging Growth
  Fund*                      Mutual Fund       N/A        N/A          13,565       12,607

 Fidelity U.S. Equity
  Index Portfolio*           Mutual Fund       N/A        N/A          11,477       14,164

 Associates Savings
  and Profit-Sharing         Loans to
   Plan*                     Participants    Various   7% to 10%         -          23,353

                                                              Total  $301,721     $364,364
*Denotes party-in interest

/TABLE

        ASSOCIATES SAVINGS AND PROFIT-SHARING PLAN
        ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
             FOR THE YEAR ENDED DECEMBER 31, 1997
                (Dollar Amounts In Thousands)

                                                                                        Fair
                                                                                        Market
                                                                              Cost      Value
      Identity                                          Purchase   Selling     of        of        Net
      of Issuer          Description of Asset            Price      Price     Asset     Asset     Gain
                                                                               <F1>
      ---------          --------------------           --------   -------    -----     ------    ----
Fidelity Puritan         Mutual Fund
 Fund
                         Purchased $15,041 in a
                         series of 253 transactions.     $15,041             $15,041   $15,041

                         Sold $12,425 in a series
                         of 253 transactions.                      $12,425    11,043    12,425   $1,382

Fidelity Magellan        Mutual Fund
 Fund
                         Purchased $26,282 in a
                         series of 253 transactions.      26,282              26,282    26,282

                         Sold $20,724 in a series
                         of 253 transactions.                       20,724    18,283    20,724    2,441

Fidelity Intermediate    Mutual Fund
 Bond Fund
                         Purchased $4,220 in a
                         series of 254 transactions.       4,220               4,220     4,220

                         Sold $3,644 in a series
                         of 244 transactions.                        3,644     3,589     3,644      (55)

Fidelity Retirement      Money Market Mutual Fund
 Money Market Portfolio
                         Purchased 54,500 in a
                         series of 256 transactions.      54,500              54,500    54,500

                         Sold $47,298 in a series
                         of 253 transactions.                       47,298    47,298    47,298

Fidelity Asset           Mutual Fund
 Manager Fund
                         Purchased $5,240 in a
                         series of 251 transactions.       5,240               5,240     5,240

                         Sold $4,469 in a series
                         of 243 transactions.                        4,469     3,938     4,469     531

Ford Stock Fund          Unitized Stock fund

                         Purchased $10,284 in a
                         series of 253 transactions.      10,284              10,284    10,284

                         Sold $10,432 in a series
                         of 250 transactions.                       10,432     9,652    10,432     780

Associates Stock Fund    Unitized Stock Fund

                         Purchased $28,080 in a
                         series of 253 transactions.                28,080              28,080    28,080

                         Sold $21,160 in a series
                         of 252 transactions.                       21,160    19,042    21,160     2,118

                                                                                        Fair
                                                                                        Market
                                                                              Cost      Value
      Identity                                          Purchase   Selling     of        of        Net
      of Issuer          Description of Asset            Price      Price     Asset     Asset     Gain
                                                                               <F1>
      ---------          --------------------           --------   -------    -----     ------    ----

Fidelity Growth &        Growth & Income Fund
 Income Portfolio


                         Purchased $13,206 in a
                         series of 253 transactions.      13,206              13,206    13,206

                         Sold $4,584 in a series
                         of 248 transactions.                        4,584     4,080     4,584     504
-----------

<F1>  Represents the fair market value of the asset at the date of purchase for purchase reportable transactions and the fair market value of the asset at the date of sale for sell reportable transactions.